Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF

SERIES B PREFERRED STOCK

OF

Intrusion Inc.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Chief Executive Officer of Intrusion Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Series B Preferred Stock (this “Certificate of Designations”) and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Certificate of Incorporation, as follows:

FIRST: The name of the Corporation is Intrusion Inc.

SECOND: The Corporation’s Certificate of Designations of Preferences and Rights of Series B Preferred Stock was filed with the Secretary of State of the State of Delaware on October 29, 2026.

THIRD: There are no shares of the Series B Preferred Stock issued and outstanding as of the date hereof. The approval of the sole holder of all issued and outstanding shares of Series B Preferred Stock has been received with respect to the amendment of the Certificate of Designations of Preferences and Rights of Series B Preferred Stock as set forth herein.

FOURTH: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 80,000,000 shares of common stock, par value of $0.01 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value of $0.01 per share (“Preferred Stock”), and further, authorize the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more Series B and to designate the rights, preferences and limitations of each series.

FIFTH: By unanimous written consent of the Board of Directors of the Corporation dated October 28, 2026, and the unanimous consent of the sole holder of the issued and outstanding shares of Series B Preferred Stock dated October 28, 2026, and acting in accordance with the provision of Sections 141 and 151 of the Delaware General Corporation Law, the Board of Directors of the Corporation adopted resolutions to approve Certificate of Designations of Preferences and Rights of Series B Preferred Stock in its entirety to provide as follows:

SERIES B PREFERRED STOCK

Section 1. Definitions. Capitalized terms used but not otherwise defined herein shall have meanings set forth in Section 14 below.

Section 2. Powers and Rights of Series B Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series B Preferred Stock, par value $0.01 per share, of the Corporation (the “Series B Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Series B Stock (this “Certificate of Designations”). For purposes hereof, a holder of a share or shares of Series B Stock, with respect to their rights as related to the Series B Stock, shall be referred to as a “Series B Holder.”

Section 3. Number and Stated Value. The number of authorized shares of the Series B Stock is ten thousand (10,000) shares. Each share of Series B Stock shall have a stated value of $1,100.00 (the “Stated Value”).

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Section 4. Ranking. Except to the extent that the holders of at least a majority of the outstanding Series B Stock (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below), all shares of capital stock of the Corporation shall be junior in rank to all Series B Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Corporation shall be qualified by the rights, powers, preferences and privileges of the Series B Stock. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holders, voting separately as a single class, and with each share of Series B Stock having one vote on such matter, the Corporation shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Series B Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Senior Preferred Stock”), or (ii) of pari passu rank to the Series B Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Parity Stock”). In the event of the merger or consolidation of the Corporation with or into another corporation wherein the Corporation is the surviving entity, the shares of Series B Stock shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall provide for a result inconsistent therewith, subject to the other terms and conditions herein.

Section 5. Preferred Return.

(a)	Each share of Series B Stock shall accrue a rate of return on the Stated Value at the rate of 10% per year, compounded annually to the extent not paid as set forth herein, and to be determined pro rata for any factional year periods (the “Preferred Return”). The Preferred Return shall accrue on each share of Series B Stock from the date of its issuance, and shall be payable or otherwise settled as set forth herein.

(b)	The Preferred Return shall be payable on a quarterly basis, within five Business Days following the end of each calendar quarter, either in cash or via the issuance to the applicable Series B Holder of an additional number of shares of Series B Stock equal to (i) the Preferred Return then accrued and unpaid, divided by (ii) the Stated Value, with the election as to payment in cash or via the issuance of additional shares of Series B Stock to be determined in the discretion of the Corporation.

(c)	In the event that the Corporation elects to pay any Preferred Return via the issuance of shares of Series B Stock, no fractional shares of Series B Stock shall be issued, and the Corporation shall pay in cash the Preferred Return that would otherwise be payable via the issuance of a fractional share of Series B Stock.

(d)	In the event the Corporation is unable to pay the Preferred Return in cash and no remaining shares of Series B Stock are available for issuance, the Preferred Return will continue to accrue until such time as the Corporation can make payment.

Section 6. Series B Dividend.

(a)	Commencing on the one-year anniversary of the issuance date of each share of Series B Stock, each such share of Series B Stock shall accrue an automatic quarterly dividend, based on three quarters of 91 days each and the last quarter of 92 days (or 93 days for leap years), which shall be calculated on the Stated Value of such share of Series B Stock, and which shall be payable in additional shares of Series B Stock, based on the Stated Value, or in cash as set forth herein (each, as applicable, the “Quarterly Dividend”). For the period from the one-year anniversary of the issuance date of a share of Series B Stock to the two-year anniversary of the issuance date of a share of Series B Stock, the Quarterly Dividend shall be 2.5% per quarter, and for all periods following the two-year anniversary of the issuance date of a share of Series B Stock, the Quarterly Dividend shall be 5% per quarter.

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(b)	The Quarterly Dividend shall be aggregated for each Series B Holder, and shall be paid to each Series B Holder, within five Business Day following the end of each applicable Quarter, via the issuance to such Series B Holder of the whole number of shares of Series B Stock payable with respect to such Quarterly Dividend, and payment in cash for any fractional shares of Series B Stock that would be issuable with respect to such applicable Quarterly Dividend.

(c)	By way of example and not limitation, in the event that a Series B Holder acquired 500 shares of Series B Stock and continued to hold all such shares of Series B Stock at the applicable time, the first Quarterly Dividend would be due and payable to such Series B Holder by the fifth Business Day following the one-year and 91 day anniversary of the date of issuance of such shares of Series B Stock to such Series B Holder, and would be an amount equal to $13,750 (500 x $1,100 x 2.5%), and would be paid via the issuance to such Series B Holder of 12 shares of Series B Stock (having a total value, based on the Stated Value, of $13,200) and the payment of $550 in cash.

(d)	In the event the Corporation is unable to pay the Quarterly Dividend in cash and no remaining shares of Series B Stock are available for issuance, the Quarterly Dividend will continue to accrue until such time as the Corporation can make payment.

Section 7. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)	Preferential Payments to Holders of Series B Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), each share of Series B Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of common stock, $0.01 par value per share, of the Corporation (the “Common Stock”) equal to by reason of their ownership thereof, an amount per share of Series B Stock equal to the Stated Value at such time plus any accrued but unpaid Preferred Return plus any accrued and unpaid Quarterly Dividend (as applicable, the “Series B Preferred Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the Series B Preferred Liquidation Amount, the Series B Holders with respect to their shares of Series B Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Following the payment of the Series B Preferred Liquidation Amount, if there are any remaining assets of the Corporation available for distribution to its shareholders, the Series B Stock shall not participate in such distributions.

(b)	Deemed Liquidation Event Definition. Each of the following events shall be considered a “Deemed Liquidation Event”: (i) a merger or consolidation in which the Corporation is a Constituent Party and in which the shareholders of the Corporation immediately prior to such merger or consolidation do not continue to hold a majority of the voting power of the Corporation or any successor entity following such merger or consolidation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c)	Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the Series B Stock shall be allocated in accordance with Section 7(a).

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(d)	Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the Series B Holders upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such Series B Holders by the Corporation or the acquiring person, firm or other entity. The value of such property, right or securities shall be determined in good faith by the Board of Directors of the Corporation.

(e)	Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the Series B Holders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement or other agreement related to such event shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the Series B Holders in accordance with Section 7(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Series B Holders upon satisfaction of such contingencies shall be allocated among the Series B Holders in accordance with Section 7(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Section 8. No Conversions. The Series B Stock shall not be convertible into shares of Common Stock or into any other class or series of stock of the Corporation.

Section 9. Corporation Optional Redemption.

(a)	Subject to the terms and conditions herein, at any time the Corporation may elect, in the sole discretion of the Board of Directors of the Corporation, to redeem all or any portion of the Series B Stock then issued and outstanding from all of the Series B Holders (a “Corporation Optional Redemption”) by paying to the applicable Series B Holders an amount in cash equal to the Series B Preferred Liquidation Amount then applicable to such shares of Series B Stock being redeemed in the Corporation Optional Conversion (the “Redemption Price”).

(b)	The Corporation shall provide written notice of any Corporation Optional Redemption to the applicable Series B Holder(s) within 5 Business Days following the determination of the Board of Directors of the Corporation to consummate the applicable Corporation Optional Redemption, and thereafter such Corporation Optional Redemption shall be completed within five days following the delivery of such notice, and at such time the Corporation shall deliver to the applicable Series B Holder(s) the Redemption Price in valid funds. Each applicable Series B Holder agrees to execute and deliver to the Corporation such instruments and documents, and to take such actions, as reasonably required to consummate the Corporation Optional Redemption.

Section 10. Dividends and Distributions. The Series B Stock shall not participate in any dividends, distributions or payments to the holders of the Common Stock.

Section 11. Vote; Amendment.

(a)	Other than as set forth in Section 11(b), the Series B Stock shall not have any voting rights and shall not vote on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote.

(b)	The Corporation may not, and shall not, amend or repeal this Certificate of Designations without the prior written consent of Series B Holders holding a majority of the Series B Stock then issued and outstanding, in which vote each share of Series B Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Series B Holders, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

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Section 12. Covenants. Until such time as no shares of Series B Stock remain outstanding, the Corporation will at all times comply with the following covenants:

(a)	The Corporation will not have the right to repay any outstanding indebtedness owed to any Series B Holder or its Affiliates.

(b)	The Corporation will not increase the authorized shares of Common Stock or Preferred Stock without the prior written consent of the Required Holders, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(c)	The Corporation will not make any Restricted Issuance without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(d)	The Corporation shall not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits the Corporation (a) from entering into a variable rate transaction with any Series B Holder or any Affiliate of any Series B Holder, or (b) from issuing Common Stock, Preferred Stock, warrants, convertible notes, other debt securities, or any other of the Corporation’s securities to any Series B Holder or any Affiliate of any Series B Holder without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(e)	The Corporation will not pledge or grant a security interest in any of its assets without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion, other than those security interests in effect for the benefit of the Series B Holders.

(f)	The Corporation will not dispose of any assets or operations that are material to the Corporation’s operations without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(g)	Except in connection with satisfaction of a Nasdaq deficiency notice, the Corporation will not, and will not enter into any agreement or commitment to, undertake or complete any reverse split of the Common Stock or any class of Preferred Stock without the Required Holders’ prior written consent, which consent may be granted on withheld in the Required Holders’ sole and absolute discretion.

(h)	The Corporation will not create, authorize, or issue any class of Preferred Stock (including additional issuances of Series B Stock, other than as set forth herein) without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(i)	The Corporation will not consummate a Fundamental Transaction or enter into an agreement to consummate a Fundamental Transaction without the Required Holders’ prior written consent, which consent may be granted on withheld in the Required Holders’ sole and absolute discretion.

Section 13. Covenant Default.

(a)	Event of Default. The Required Holders may elect to declare an “Event of Default” if any of the following conditions or events shall occur and be continuing:

(i)	The Corporation fails to fully comply with any covenant, obligation or agreement of the Corporation in this Certificate of Designations (other than payment or issuance defaults which are addressed in subparagraph (ii) below), and such failure, if reasonably possible of cure, is not cured within five (5) Business Days following notice to cure from the Required Holders;

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(ii)	The Corporation fails to pay any amount due and payable to the Series B Holders pursuant to and as required by this Certificate of Designations, or fails to issue any additional shares of Series B Stock or Common Stock to the Series B Holders pursuant to and as required by this Certificate of Designations, and such failure, if reasonably possible of cure, is not cured within five (5) Business Days following notice of notice to cure from the Required Holders;

(iii)	The Corporation shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator; (2) make a general assignment for the benefit of the Corporation’s creditors; or (3) commence a voluntary case under the U.S. Bankruptcy Code as now and hereafter in effect, or any successor statute; or

(iv)	a proceeding or case shall be commenced, without the application or consent of the Corporation, in any court of competent jurisdiction, seeking (1) liquidation, reorganization or other relief with respect to it or its assets or the composition or readjustment of its debts, or (2) the appointment of a trustee, receiver, custodian, liquidator or the like of any substantial part of its assets, and, in each case, such proceedings or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 days, if in the United States, or 90 days, if outside of the United States; or an order for relief against the Corporation shall be entered in an involuntary case under any bankruptcy, insolvency, composition, readjustment of debt, liquidation of assets or similar Law of any jurisdiction.

(b)   Consequences of Events of Default. If an Event of Default has occurred (i) the Required Holders may, upon the determination of the Required Holders, by notice to the Corporation, force the Corporation to redeem all of the issued and outstanding shares of Series B Stock then held by the Series B Holders for a price equal to (1) the Stated Value (as defined in this Certificate of Designations) of all such shares of Series B Stock; plus (2) any accrued and unpaid Preferred Return (as defined in this Certificate of Designations) with respect to all such shares of Series B Stock, with such Preferred Return to be paid in cash and not via the issuance of additional shares of Series B Stock; plus (3) any accrued and unpaid Quarterly Dividend (as defined in this Certificate of Designations) with respect to all such shares of Series B Stock, provided that such Quarterly Dividend shall be paid in cash in an amount equal to the number of shares of Series B Stock otherwise issuable for the Quarterly Dividend multiplied by the Stated Value; plus (4) any and all other amounts due and payable to the Series B Holders pursuant to this Certificate of Designations; (ii) the Series B Holders shall have the right to pursue any other remedies that the Required Holders may have under applicable law and/or in equity; and (iii) the Series B Holders shall have the right to seek and receive injunctive relief from a court or an arbitrator prohibiting the Corporation from issuing any of its Common Stock or Preferred Stock to any party unless the all shares of Series B Stock owned by the Series B Holders are redeemed in full simultaneously with such issuance.

(c)   Expenses. In the event that any Series B Holder incurs expenses in the enforcement of its rights hereunder, including but not limited to reasonable attorneys’ fees, then the Corporation shall immediately reimburse such Series B Holder the reasonable costs thereof.

Section 14. Definitions. In addition to the terms defined elsewhere in this Certificate of Designations, the following terms, as used herein, have the following meanings:

(a)	“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, the specified Person.

(b)	“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

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(c)	“Constituent Party” means an entity that is required to consent or authorize the execution of a transaction.

(d)	“Control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, by contractor otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

(e)	“Equity Securities” means Common Stock of the Corporation, Preferred Stock of the Corporation and any option, warrant, or right to subscribe for, acquire or purchase Common Stock or Preferred Stock.

(f)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulation promulgated thereunder.

(g)	“Fundamental Transaction” means: (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person other than any subsidiary or any Affiliate of the Corporation, whereby the stockholders of the Corporation immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

(h)	“Issuance Date” means the date that the applicable shares of Series B Stock are issued to a Series B Holder.

(i)	“Liabilities” means liabilities, obligations or responsibilities of any nature whatsoever, whether direct or indirect, matured or un-matured, fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, contingent or otherwise, including any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost or expense.

(j)	“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

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(k)	“Restricted Issuance” means (i) the issuance, incurrence or guaranty of any debt or additional Liabilities, (ii) the issuance of (a) any Equity Securities of the Corporation, including, without limitation any Common Stock or any class or series of Preferred Stock; (b) any securities that are convertible into or exchangeable for shares of Common Stock or any class or series of Preferred Stock, other than in each of the foregoing clauses (i) and (ii), (A) for any such issuances or sales to a Series B Holder as contemplated in this Certificate of Designations or otherwise to a Series B Holder or any of its Affiliates; or (B) warrants, options or other securities or agreements which are convertible into or exchangeable for shares of Common Stock or pursuant to which shares of Common Stock may be issued, which are issued and outstanding as of date the date of filing of this Certificate of Designations (so long as such security or agreement is not modified or amended after the date of the filing of this Certificate of Designations) or which may be issued pursuant to the Corporation’s incentive plan as in place as of the date of filing of this Certificate of Designations (so long as such security or agreement is not modified or amended after the date of the filing of this Certificate of Designations). For the avoidance of doubt, the issuance of Common Stock under, pursuant to, in exchange for or in connection with any contract or instrument, whether convertible or not, is deemed a Restricted Issuance for purposes hereof if the number of shares of Common Stock to be issued is based upon or related in any way to the market price of the Common Stock, including, but not limited to, Common Stock issued in connection with a Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange, other than as set forth in the preceding sentence.

(l)	“SEC” means the United States Securities and Exchange Commission.

(m)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulation promulgated thereunder.

Section 15. Miscellaneous.

(a)	Legend. Any certificates representing the Series B Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b)	Uncertificated Shares Lost or Mutilated Series B Stock Certificate. The Series B Stock shall be issued to each Series B Holder in uncertificated (book entry) form by the stock transfer agent of the Corporation unless a Series B Holder requests such Series B Stock be issued to such Series B Holder in certificated form. If any certificate for the Series B Stock held by the Series B Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Series B Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

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(c)	Interpretation. If the Corporation or any Series B Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d)	Waiver. Any waiver by the Corporation or the Series B Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series B Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(e)	Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

IN WITNESS WHEREOF, Intrusion Inc., a Delaware corporation, has caused this Certificate of Amendment to Certificate of Designations of Preferences and Rights of Series B Preferred Stock to be signed by a duly authorized officer on this 28th day of October, 2026.

Intrusion Inc.

/s/ Anthony Scott
Name: Anthony Scott Title: Chief Executive Officer

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